PRICING SUPPLEMENT NO. AIG-FP-26 DATED JULY 19, 2007 TO PROSPECTUS DATED JULY 13, 2007 AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007	FILED PURSUANT TO RULE 424(b)(2) REGISTRATION NOS. 333-106040; 333-143992
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
US DOLLAR ZERO COUPON ACCRETING NOTES DUE JUNE 1, 2018

Principal Amount: U.S.$34,235,000	Issue Date: July 24, 2007

Agents’ Discount or Commission: U.S.$5,000	Maturity Date: June 1, 2018

Net Proceeds to Issuer: U.S.$21,117,633	Interest Rate: 0.00%

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QCH9

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): N/A
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Deutsche Bank Securities Inc.	U.S.$34,235,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 61.6989426% of principal amount.
Fixed Payments Prior to Maturity:
     On June 1, 2015, the Issuer will pay to holders of the notes the aggregate principal amount of $16,992,000; on June 1, 2016, the Issuer will pay to holders of the notes the aggregate principal amount of $9,070,000; and on June 1, 2017, the Issuer will pay to holders of the notes the aggregate principal amount of $5,724,000 (each such date a “Fixed Payment Date”). If any Fixed Payment Date is not a New York business day, such sum will be payable on the following New York business day (without any interest or other payment in respect of such delay).
Payment at Maturity:
     On the Maturity Date, Issuer will pay to holders the aggregate principal amount of $2,449,000. If the Maturity Date is not a New York business day, such sum will be payable on the following New York business day (without any interest or other payment in respect of such delay).
Events of Default and Acceleration:
     In case an Event of Default with respect to the notes has occurred and is continuing, the aggregate amount payable to holders of notes, upon any acceleration permitted by the notes, will be equal to the Aggregate Accreted Value as of the most recent Calculation Date listed below, plus an amount equal to interest on such amount calculated at the rate of 5.666% per annum for the period from such most recent Calculation Date, calculated on the basis of a 360 day year comprising 12 30-day months; provided, however, that if an amount due and payable on the notes on a Fixed Payment Date has not been paid when due, then the Aggregate Accreted Value as of the most recent Calculation Date listed below shall be increased by the unpaid amount that was due and payable on such Fixed Payment Date.

Calculation Date	Aggregate Accreted Value USD	Calculation Date	Aggregate Accreted Value USD
July 24, 2007	21,122,633.00	June 1, 2013	29,295,495.38
December 1, 2007	21,544,840.40	December 1, 2013	30,125,436.77
June 1, 2008	22,155,205.73	June 1, 2014	30,978,890.40
December 1, 2008	22,782,862.71	December 1, 2014	31,856,522.37
June 1, 2009	23,428,301.21	June 1, 2015	15,767,017.65
December 1, 2009	24,092,024.99	December 1, 2015	16,213,697.26
June 1, 2010	24,774,552.06	June 1, 2016	7,603,031.30
December 1, 2010	25,476,415.12	December 1, 2016	7,818,425.18
June 1, 2011	26,198,161.96	June 1, 2017	2,315,921.17
December 1, 2011	26,940,355.89	December 1, 2017	2,381,531.22
June 1, 2012	27,703,576.17	June 1, 2018	2,449,000.00
December 1, 2012	28,488,418.48
     In case of default in payment of the notes, whether on the Maturity Date, on a Fixed Payment Date or upon acceleration, from and after that date, the notes will bear interest, payable upon demand of their holders, at the rate equal to 5.666% per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the notes, to the date payment of that amount has been made or duly provided for.
Other Provisions:
     These notes have been issued with Original Issue Discount (“OID”), as defined by Section 1273 of the Internal Revenue Code of 1986, as amended. The amount of OID on each note is $383.01. The issue date of the notes is July 24, 2007. The yield to maturity on the notes is 5.666%.
Calculation Agent:           AIG Financial Products Corp.
USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG Financial Products Corp. or certain of its subsidiaries for use for general corporate purposes.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     Prospective investors should refer to the discussion under “United States Taxation” in the accompanying prospectus supplement for more information on OID and a discussion of the other material consequences of owning the notes.
GENERAL INFORMATION
     The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Certain U.S. Federal Income Tax Consequences” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.